

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

<u>Via E-mail</u>
Michael Anthony
President and Chief Executive Officer
Lightman Grant, Inc.
330 Clematis Street,
Suite 217
West Palm Beach, Florida 33401

      Re: **Lightman Grant, Inc.**
              Registration Statement on Form 10-12(g)
              Filed February 22, 2012
              File No. 0-53995

Dear Mr. Anthony:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Larry Spirgel

                        Larry Spirgel
                        Assistant Director